Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2018

Highlights

For the three months ended June 30, 2018, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated total revenues of $69.8 million, operating income of $32.1 million and net income of $21.7 million.

•	Generated highest ever quarterly Adjusted EBITDA of $54.4 million.[1]

•	Generated quarterly distributable cash flow of $27.0 million.[1]

•	Reported a distribution coverage ratio of 1.50.[2]

•

Fleet operated with 100% utilization for scheduled operations and 96.3% utilization taking into account the scheduled drydocking of the Brasil Knutsen, which was offhire for 53 days in the second quarter of 2018.

Other events:

•

On May 15, 2018, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended March 31, 2018 to all common unitholders of record on May 2, 2018. On May 15, 2018, the Partnership also paid a cash distribution to Series A Preferred unitholders with respect to the quarter ended March 31, 2018 in an aggregate amount equal to $1.8 million.

•	On July 13, 2018, a subsidiary of Royal Dutch Shell (“Shell”) exercised its option to extend the time charter of the Windsor Knutsen by one additional year until October 2019.

•

On August 3, 2018, the Partnership entered into amended time charter with Eni Trading & Shipping S.p.A. (“Eni”), extending the duration of the Hilda Knutsen time charter for four years and three one-year extension options.

•

On August 14, 2018, the Partnership paid a cash distribution of $0.52 per common unit with respect to the quarter ended June 30, 2018 to all common unitholders of record on August 1, 2018. On August 14, 2018, the Partnership also paid a cash distribution to Series A Preferred unitholders with respect to the quarter ended June 30, 2018 in an aggregate amount equal to $1.8 million.

•

On September 4, 2018, the Partnership entered into $375 million loan agreement to refinance the credit facility secured by the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen, and the Ingrid Knutsen

Financial Results Overview

Total revenues were $69.8 million for the three months ended June 30, 2018 (the “second quarter”) compared to $68.0 million for the three months ended March 31, 2018 (the “first quarter”). The increase in revenues was mainly due to full earnings from the Anna Knutsen, as the vessel was included in the results of operations from March 1, 2018, improved utilization on scheduled operations for the fleet in the second quarter, and one additional calendar day in the second quarter. The increase was partly offset by reduced revenues from the Brasil Knutsen as result of 53 offhire days incurred during the second quarter for the vessel’s scheduled first special survey drydocking.

Vessel operating expenses for the second quarter of 2018 were $14.0 million, an increase of $0.8 million from $13.2 million in the first quarter of 2018. The increase was mainly due to higher operating expenses due to the Anna Knutsen being included in the results of operations from March 1, 2018 and bunkers consumption in connection with the drydocking of the Brasil Knutsen that was charged in the second quarter. This was partially offset by the insurance claim in connection with the propeller repairs of the Carmen Knutsen.

[1]

EBITDA, Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA, Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.

[2]	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

General and administrative expenses were $1.4 million for the second quarter, compared to $1.3 million in the first quarter.

Depreciation was $22.3 million for the second quarter, an increase of $0.7 million from $21.6 million. The increase was mainly due to the Anna Knutsen being included in the results of operations from March 1, 2018.

As a result, operating income for the second quarter of 2018 was $32.1 million compared to $31.9 million in the first quarter of 2018.

Interest expense for the second quarter of 2018 was $12.5 million, an increase of $1.9 from $10.6 million for the first quarter of 2018. The increase was mainly due to the additional debt incurred in connection with the acquisition of the Anna Knutsen, higher LIBOR rate on average and increased leverage as a result of the refinancing of the Torill facility which took place in the first quarter of 2018.

Realized and unrealized gain on derivative instruments was $2.0 million in the second quarter of 2018, compared to $10.0 million in the first quarter of 2018. The unrealized non-cash element of the mark-to-market gain was $1.8 million for the three months ended June 30, 2018 compared to $9.2 million for the three months ended March 31, 2018. Of the unrealized net gain for the second quarter of 2018, $3.0 million is related to mark-to-market gains on interest rate swaps and a loss of $1.2 million is related to foreign exchange contracts. Of the unrealized gain for the first quarter of 2018, $8.9 million is related to mark-to-market gains on interest rate swaps and an unrealized gain of $0.2 million is related to foreign exchange contracts. The unrealized gains in 2018 were as a result of an increase in the US swap rate.

As a result, net income for the second quarter of 2018 was $21.7 million compared to $30.7 million for the first quarter of 2018.

Net income for the second quarter of 2018 increased by $4.8 million from net income of $16.9 million for the three months ended June 30, 2017. The operating income for the second quarter of 2018 increased by $6.0 million compared to the second quarter of 2017, mainly due to increased earnings from the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen being included in the Partnership’s results of operations from June 1, 2017, September 30, 2017, December 15, 2017 and March 1, 2018, respectively. Total finance expense for the three months ended June 30, 2018 increased by $1.2 million compared to the second quarter of 2017, mainly due to additional debt due to the acquisitions of the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen, refinancing of the Hilda facility and the Torill facility, and higher LIBOR margin. This was partially offset by an increase in realized and unrealized gain on derivative instruments.

Distributable cash flow was $27.0 million for the second quarter of 2018 compared to $27.9 million for the first quarter of 2018. The decrease in distributable cash flow is mainly due to reduced earnings from the Brasil Knutsen as a result of its 53 days of offhire due to scheduled drydocking in the second quarter of 2018. This was partly offset by earnings from the Anna Knutsen being included in the Partnership’s results of operations from March 1, 2018. The distribution declared for the second quarter of 2018 was $0.52 per common unit, equivalent to an annualized distribution of $2.08.

Operational review

The Partnership’s vessels operated throughout the second quarter of 2018 with 100% utilization for scheduled operations and 96.3% utilization taking into account the scheduled drydocking of the Brasil Knutsen.

The Brasil Knutsen went offhire on March 29, 2018 for the mobilization trip to a shipyard in Portugal in order to complete her planned 5-year special survey drydocking. The Brasil Knutsen went back on charter on May 24, 2018 in Brazil.

On July 13, 2018, Shell exercised its option to extend the time charter of the Windsor Knutsen by one additional year until October 2019. Following the exercise of the option, Shell has four one-year options to extend the time charter.

On August 3, 2018, the Partnership entered into amended time charter with Eni, extending the duration of the Hilda Knutsen time charter for four years. Eni has three one-year options to extend the time charter.

Financing and Liquidity

As of June 30, 2018, the Partnership had $58.1 million in available liquidity, which consisted of cash and cash equivalents of $45.1 million and $13.0 million of capacity under its revolving credit facilities. The revolving credit facilities mature in June and August 2019. The Partnership’s total interest-bearing debt outstanding as of June 31, 2018 was $1,117.0 million ($1,109.3 million net of debt issuance cost). The average margin paid on the Partnership’s outstanding debt during the quarter ended June 30, 2018 was approximately 2.1% over LIBOR.

As of June 30,2018, the Partnership had entered into foreign exchange forward contracts, selling a total notional amount of $25.0 million against the NOK at an average exchange rate of NOK 8.09 per 1.00 U.S. Dollar. These foreign exchange forward contracts are economic hedges for certain vessel operating expenses and general expenses in NOK.

As of June 30, 2018, the Partnership had entered into various interest rate swap agreements for a total notional amount of $539.5 million to hedge against the interest rate risks of its variable rate borrowings. As of June 30, 2018, the Partnership receives interest based on three or six month LIBOR and pays a weighted average interest rate of 1.82% under its interest rate swap agreements, which have an average maturity of approximately 5.4 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of June 30, 2018, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $493.0 million based on total interest bearing debt outstanding of $1,117.0 million, less interest rate swaps of $539.5 million, less a 3.85% fixed rate export credit loan of $39.4 million and less cash and cash equivalents of $45.1 million. The Partnership’s outstanding interest bearing debt of $1,117.0 million as of June 30, 2018 is repayable as follows (prior to giving effect to the refinancing described below):

(U.S. Dollars in thousands)	Period repayment	Balloon repayment
Remainder of 2018	$41,362	$18,427
2019	71,903	284,678
2020	61,083	—
2021	61,683	70,811
2022	46,347	236,509
2023 and thereafter	62,341	161,901

Total	$344,719	$772,326

Refinancing

On September 4, 2018 the Partnership’s subsidiaries which own the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen (“the Vessels”), entered into new senior secured credit facilities in order to refinance their existing long term bank debt. The senior secured credit facilities consist of a term loan of $320 million and a $55 million revolving credit facility. The term loan is repayable in 20 consecutive quarterly installments, with a balloon payment of $ 177 million due at maturity in September 2023. The term loan bears interest at a rate per annum equal to LIBOR plus a margin of 2.125%. The revolving credit facility will mature in September 2023, and bear interest at LIBOR plus a margin of 2.125%. There is a commitment fee of 0.85% payable on the undrawn portion of the revolving credit facility. The loans are guaranteed by the Partnership and secured by mortgages on the Vessels. The senior secured credit facilities will refinance the previously existing term loan of $320.0 million and $35 million revolver credit capacity secured by the Vessels which was due to mature between December 2018 and June 2019. Closing of the senior secured credit facilities is anticipated to occur in mid-September 2018.

Distributions

On August 14, 2018, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended June 30, 2018 to all common unitholders of record as of the close of business on August 1, 2018. On August 14, 2018, the Partnership also paid a cash distribution to Series A Preferred unitholders with respect to the quarter ended June 30, 2018 in an aggregate amount equal to $1.8 million.

Outlook

The Partnership’s earnings for the third quarter of 2018 will be affected by the planned 5-year special survey drydocking of the Hilda Knutsen and Torill Knutsen. Both vessels are operating in the North Sea and will undergo drydocking in Europe. Each vessel is expected to incur offhire of approximately 18-20 days. Offsetting this offhire will be the Brasil Knutsen, which is expected to operate for the entire third quarter after being offhire for 53 days in the second quarter due to its scheduled drydocking. The Ingrid Knutsen is due for its 5-year special survey drydocking in the fourth quarter of 2018 and is expected to incur offhire of approximately 18-20 days.

As of June 30, 2018, the Partnership’s fleet of sixteen vessels had an average remaining fixed contract duration of 4.1 years, after taking into account the contact extensions for the Hilda Knutsen and the Windsor Knutsen. In addition, the charterers of the Partnership’s time charter vessels have options to extend their charters by an additional 4.4 years on average.

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK Offshore Tankers AS (“Knutsen NYK”) at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK.

The Board believes that demand for newbuild offshore shuttle tankers will continue to be driven over time based on the requirement to replace older tonnage in the North Sea and Brazil and further expansion into deep water offshore oil production areas such as in Pre-salt Brazil and the Barents Sea. The Board further believes that significant growth in demand exists and that this will continue for new shuttle tankers as the availability of existing vessels has reduced and modern operational demands have increased. Consequently, there should be opportunities to further grow the Partnership.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of sixteen offshore shuttle tankers with an average age of 5.0 years.

KNOT Offshore Partners is structured as a publicly traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Wednesday, September 5, 2018 at noon (Eastern Time) to discuss the results for the second quarter of 2018, and invites all unitholders and interested parties to listen to the live conference call by choosing from the following options:

•	By dialing 1-855-209-8259 or 1-412-542-4105, if outside North America.

•	By accessing the webcast, which will be available for the next seven days on the Partnership’s website: www.knotoffshorepartners.com.

September 4, 2018

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

John Costain (+44 7496 170 620)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Six Months Ended
(U.S. Dollars in thousands)	June 30, 2018	March 31, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Time charter and bareboat revenues[3] (1)	$69,221	$67,386	$51,537	$136,608	$95,284
Loss of hire insurance recoveries	450	—	2,276	450	3,426
Other income (2)	94	655	593	750	687

Total revenues	69,765	68,041	54,406	137,808	99,397

Vessel operating expenses	13,974	13,247	9,427	27,221	19,709
Depreciation	22,332	21,574	17,372	43,906	33,125
General and administrative expenses	1,350	1,345	1,493	2,695	2,962

Total operating expenses	37,656	36,166	28,292	73,822	55,796

Operating income	32,109	31,875	26,114	63,986	43,601

Finance income (expense):
Interest income	161	136	44	296	80
Interest expense	(12,526)	(10,594)	(7,252)	(23,119)	(13,466)
Other finance expense	(288)	(337)	(328)	(626)	(630)
Realized and unrealized gain (loss) on derivative instruments (3)	1,968	9,977	(1,536)	11,944	(1,017)
Net gain (loss) on foreign currency transactions	260	(330)	(124)	(70)	(218)

Total finance expense	(10,425)	(1,148)	(9,196)	(11,575)	(15,251)

Income before income taxes	21,684	30,727	16,918	52,411	28,350
Income tax benefit (expense)	(3)	(3)	(3)	(6)	(6)

Net income	21,681	30,724	16,915	52,405	28,344

Weighted average units outstanding (in thousands of units):
Common units	32,694	32,694	29,694	32,694	29,694
General Partner units	615	615	559	615	559

(1)

Time charter revenues for the second quarter of 2018, the first quarter of 2018 and the second quarter of 2017 include a non-cash item of approximately $0.9 million, $1.2 million, and $0.8 million, respectively, in reversal of contract liability and asset provision, income recognition of prepaid charter hire and accrued income for the Carmen Knutsen and for the Brasil Knutsen based on the average charter rate for the fixed period.

(2)

Other income is mainly related to guarantee income from Knutsen NYK. Pursuant to the omnibus agreement, Knutsen NYK agreed to guarantee the payments of the hire rate that is equal to or greater than the hire rate payable under the initial charters of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the Partnership’s initial public offering. In October 2015, the Windsor Knutsen commenced operating under a new Shell time charter. The hire rate for the new charter is below the initial charter hire rate and the difference between the new hire rate and the initial rate was paid by Knutsen NYK until April 15, 2018.

[3]

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued accounting standards update (“ASU”) 2014-09 “ Revenue from Contracts With Customers (Topic 606) ” and subsequent amendments. The Partnership has adopted the new revenue standard on January 1, 2018 and there is no impact on the adoption of this standard on the Unaudited Consolidated Financial Statements.

(3)

Realized gains (losses) on derivative instruments relate to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gains (losses) on derivative instruments related to changes in the fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Six Months Ended
(U.S. Dollars in thousands)	June 30, 2018	March 31, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Realized gain (loss):
Interest rate swap contracts	$57	$(304)	$(938)	$(247)	$(1,607)
Foreign exchange forward contracts	134	1,105	(97)	1,239	(166)

Total realized gain (loss):	191	801	(1,035)	992	(1,773)

Unrealized gain (loss):
Interest rate swap contracts	2,995	8,946	(1,334)	11,942	(275)
Foreign exchange forward contracts	(1,218)	230	833	(990)	1,031

Total unrealized gain (loss):	1,777	9,176	(501)	10,952	756

Total realized and unrealized gain (loss) on derivative instruments:	$1,968	$9,977	$(1,536)	$11,944	$(1,017)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At June 30, 2018	At December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$45,085	$46,104
Amounts due from related parties	1,381	571
Inventories	2,495	2,241
Derivative assets	3,875	1,579
Other current assets	2,199	5,610

Total current assets	55,035	56,105

Long-term assets:
Vessels, net of accumulated depreciation	1,803,204	1,723,023
Intangible assets, net	2,195	2,497
Derivative assets	19,765	9,850
Accrued income	2,577	1,693

Total Long-term assets	1,827,741	1,737,063

Total assets	$1,882,776	$1,793,168

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$4,866	$5,224
Accrued expenses	6,860	6,504
Current portion of long-term debt	80,206	92,985
Current portion of derivative liabilities	261	978
Income taxes payable	18	175
Current portion of contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	9,686	9,980
Amount due to related parties	1,766	5,450

Total current liabilities	105,181	122,814

Long-term liabilities:
Long-term debt	1,029,053	933,630
Derivative liabilities	—	164
Contract liabilities	5,963	6,722
Deferred tax liabilities	632	624

Total long-term liabilities	1,035,648	941,140

Total liabilities	1,140,829	1,063,954

Commitments and contingencies
Series A Convertible Preferred Units	89,264	89,264
Equity:
Partners’ capital:
Common unitholders	640,969	628,471
General partner interest	11,714	11,479

Total partners’ capital	652,683	639,950

Total liabilities and equity	$1,882,776	$1,793,168

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners’ Capital		Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital	Series A Convertible Preferred Units
(U.S. Dollars in thousands)	Common Units	General Partner Units
Consolidated balance at December 31, 2016	$511,413	$10,297	$—	$521,710	$—

Net income	61,651	1,160	—	62,811	5,253
Other comprehensive income	—	—	—	—	—
Cash distributions	(64,307)	(1,210)	—	(65,517)	(3,453)
Net proceeds from issuance of common units	119,714	1,232	—	120,946	—
Net proceeds from sale of Series A Convertible Preferred Units	—	—	—	—	87,464

Consolidated balance at December 31, 2017	$628,471	$11,479	$—	$639,950	$89,264

Net income	47,904	901	—	48,805	3,600
Other comprehensive income	—	—	—	—	—
Cash distributions	(35,402)	(666)	—	(36,068)	(3,600)
Net proceeds from issuance of common units	(4)	—	—	(4)	—

Consolidated balance at June 30, 2018	$640,969	$11,714	$—	$652,683	$89,264

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2018	2017
OPERATING ACTIVITIES
Net income	$52,405	$28,344
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	43,906	33,125
Amortization of contract intangibles / liabilities	(456)	(632)
Amortization of deferred revenue	(743)	(743)
Amortization of deferred debt issuance cost	1,271	755
Drydocking expenditure	(3,803)	(3,800)
Income tax expense	6	6
Income taxes paid	(172)	(182)
Unrealized (gain) loss on derivative instruments	(11,253)	(757)
Unrealized (gain) loss on foreign currency transactions	(44)	(2)
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	(290)	38,590
Decrease (increase) in inventories	4	(216)
Decrease (increase) in other current assets	3,516	(1,914)
Decrease (increase) in accrued revenue	(884)	(300)
Increase (decrease) in trade accounts payable	(1,222)	71
Increase (decrease) in accrued expenses	(656)	826
Increase (decrease) prepaid revenue	449	360
Increase (decrease) in amounts due to related parties	(3,800)	4,490

Net cash provided by operating activities	78,234	98,021

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	(10)	(180)
Acquisition of Tordis Knutsen (net of cash acquired)	—	(32,374)
Acquisition of Vigdis Knutsen (net of cash acquired)	—	(28,321)
Acquisition of Anna Knutsen (net of cash acquired)	(15,376)	—

Net cash provided by (used in) investing activities	(15,386)	(60,875)

FINANCING ACTIVITIES
Proceeds from long-term debt	145,500	130,000
Repayment of long-term debt	(146,002)	(167,460)
Repayment of long-term debt from related parties	(22,535)	(70,663)
Payment of debt issuance cost	(1,114)	(1,140)
Cash distribution	(39,668)	(33,403)
Net proceeds from issuance of common units	(4)	54,879
Net proceeds from sale of Convertible Preferred Units	—	87,443

Net cash provided by (used in) financing activities	(63,823)	(344)

Effect of exchange rate changes on cash	(45)	35
Net increase in cash and cash equivalents	(1,019)	36,837
Cash and cash equivalents at the beginning of the period	46,104	27,664

Cash and cash equivalents at the end of the period	$45,085	$64,501

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, distributions on the Series A Convertible Preferred Units, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership believes distributable cash flow is an important measure of operating performance used by management and investors in publicly-traded partnerships to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to the common unitholders, the Partnership’s general partner and holder of the incentive distribution rights. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended June 30, 2018 (unaudited)	Three Months Ended March 31, 2018 (unaudited)
Net income	$21,681	$30,724
Add:
Depreciation	22,332	21,574
Other non-cash items; deferred costs amortization debt	697	574
Unrealized losses from interest rate derivatives and foreign exchange currency contracts	—	—
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(13,250)	(12,776)
Distributions to Series A Convertible Preferred Units	(1,800)	(1,800)
Other non-cash items; deferred revenue	(599)	(600)
Other non-cash items; accrued income	(295)	(589)
Unrealized gains from interest rate derivatives and foreign exchange currency contracts	(1,777)	(9,176)
Distributable cash flow	$26,989	$27,931
Distributions declared	$18,034	$18,034
Distribution coverage ratio (1)	1.50	1.55

(1)	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA refers to earnings before interest, depreciation, taxes, goodwill impairment charges and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our financial and operating performance and our compliance with the financial covenants and restrictions contained in our financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, goodwill impairment charges and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended June 30, 2018 (unaudited)	Three Months Ended March 31, 2018 (unaudited)
Net income	$21,681	$30,724
Interest income	(161)	(136)
Interest expense	12,526	10,594
Depreciation	22,332	21,574
Income tax expense	3	3
EBITDA	56,381	62,759
Other financial items (a)	(1,940)	(9,310)
Adjusted EBITDA	54,441	53,449

(a)	Other financial items consist of other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•

forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its common units and to make distributions on its Series A Convertible Preferred Units and the amount of any such distributions;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	any impairment of the value of KNOT Offshore Partners’ vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

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the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

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KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

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other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2017 and subsequent reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.